SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number
001-15783

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 11-K	☐	Form 20-F
	☒	Form 10-Q	☐	Form N-SAR

For Period Ending: August 31, 2008

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant CASH TECHNOLOGIES, INC.

Former name if applicable:______________________________________

Address of principal executive office (Street and number) 1434 West 11th Street

City, State and Zip Code Los Angeles,Ca 90015

Part II. Rule 12b-25(b) and (c)

If the subject  report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day  following  the  prescribed due date; or the subject  quarterly  report on transition  report on Form 10-Q,  or portion  thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Cash Technologies, Inc. (the "Company") is unable to file its Form 10QSB for the first fiscal quarter ended August 31, 2008 without unreasonable expense and effort because the Company's consolidation of the financial results of its CPI Holdings, LLC subsidiary, which recently acquired certain assets of Champion Parts, Inc., has not been completed.

Part IV. Other Information

(1) Name and  telephone  number  of person  to  contact  in regard to this notification

Edmund King	(213)	745-2000 x120
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic  reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements to be included in the subject report or portion thereof?

☒  Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cash Technologies, Inc.
(Name of registrant as specified in charter)

CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 16, 2008	By:	/s/ EDMUND KING
Chief Financial Officer

Additional information and explanation regarding Part IV Response 3.

Revenues, operating income and balance sheet values including but not limited to assets and stockholders equity are expected to change materially from the previous fiscal year following the acquisition of certain assets of Champion Parts Inc. (as reported in the Company’s form 10-KSB/A for the fiscal year ending May 31, 2008), however these values cannot be reasonably estimated until the completion of the consolidation underway.